Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
C O R P O R A T E P A R T I C I P A N T S
David Myers
Express Scripts — VP IR
George Paz
Express Scripts — Chairman, President, CEO
C O N F E R E N C E C A L L P A R T I C I P A N T S
Glen Santangelo
Credit Suisse — Analyst
Tom Gallucci
Merrill Lynch — Analyst
Steve Halper
Thomas Weisel Partners — Analyst
Kemp Dolliver
Cowen and Co. — Analyst
Matt Perry
Wachovia Securities — Analyst
Andy Speller
A.G. Edwards — Analyst
Larry Marsh
Lehman Brothers — Analyst
P R E S E N T A T I O N
Operator
Good morning, everyone. My name is Elsa and I will be your conference operator today. At this time I would like to welcome everyone to the Express Scripts conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (OPERATOR INSTRUCTIONS) At this time, I would like turn the call over to Mr. Myers.
David Myers - Express Scripts — VP IR
Thank you, operator, and good morning, everyone. I’m David Myers, Vice President of Investor Relations at Express Scripts. With me this morning are George Paz, our President, CEO and Chairman, and Ed Stiften, our CFO. Earlier this morning Express Scripts announced its intent to commence its exchange offer for all of the outstanding shares of Caremark as a step forward in our proposal to acquire Caremark. We will file an S-4 later today with further details on the exchange offer and a copy of the press release we issued as well as a slide presentation for today’s conference call can be found on our website at express-scripts.com. Before we begin, I need to read the following.
Statements or comments made on this conference call may be forward-looking statements and may include but are not necessarily limited to financial projections or other statements of the Company’s plans, objectives, expectations, or intentions. These matters involve certain risk and uncertainties. The Company’s actual results may differ significantly from those projected or suggested in any forward-looking statement due to a variety of factors which are discussed in detail in our SEC filing. In addition the reconciliation of EBITDA to net income and to net cash provided by operating activities can be found on our website, at express-scripts.com. Express Scripts has filed a preliminary proxy statement in connection with Caremark special

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
meeting of stockholders at which the Caremark stockholders will consider the CVS merger agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read the preliminary proxy statement and the accompanying form of gold proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark’s annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the Board of Directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available as each will contain important information.
Stockholders may obtain each proxy statement, proxy card, and any amendments or supplements thereto which are or will be filed with the SEC free of charge at the SEC’s website at SEC.gov, or by directing a request to MacKenzie Partners Inc. at 800-322-2885 or by e-mail at ExpressScripts@MacKenziePartners.com. In addition, this material is not a substitute for the prospectus offer to exchange our registration statement that Express Scripts intends to file with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read this document, all other applicable documents, and any amendments or supplements thereto when they become available, because each will contain important information. Such documents will be available free of charge at the SEC’s website or by directing a request to MacKenzie Partners. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark stockholders in connection with the proposed transaction.
Information about Express Scripts directors and executive officers is available in Express Scripts’ proxy statement dated April 18, 2006 filed in connection with its 2006 annual meeting of stockholders. Additional information about the interest of potential participants will be included in any proxy statement filed in connection with the proposed transaction regarding Caremark’s special meeting to approve the proposed merger with CVS. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark’s annual meeting on schedule 14A pursuant Rule 14-A12 on January 9, 2007. With that, I will now turn the call over to George Paz, who will discuss this morning’s announcement in further detail.
George Paz - Express Scripts — Chairman, President, CEO
Thank you, David. Good morning and thank you all for joining us on such short notice. Let’s begin on slide four. By briefly restating our proposal to acquire Caremark with a transaction update showing where we are to date, the current value of our proposal is approximately $25 billion. It delivers superior value, it is fully financed, and the regulatory process is well underway. We have put forth a superior proposal and are moving forward to complete this transaction. We have nominated a slate of directors, filed an opposition proxy, and are working closely with the FTC to obtain regulatory clearance in a timely matter. Of course we would like to cooperate with Caremark to complete a transaction. After all, it is in the best interest of stockholders. We look forward to working with Caremark’s management to welcome the best and brightest Caremark employees into our combined company. Today we are maintaining our momentum with the launching of an exchange offer to acquire Caremark.
I would now like to set the record straight with slide five. All PBMs operate in a hypercompetitive marketplace. In fact, that marketplace has become more competitive every year as existing PBMs grow and new ones enter the market. It is important to understand that the typical contracts in our industry last three to five calendar years. This means that in any given year up to one-third of the PBMs business is up for renewal. This basic fact has nothing to do with this transaction. The $8 billion revenue number is headline grabbing and is really nothing more than a scare tactic. We approach these transactions every time with our eyes wide open. We have done it before and we have a good sense of what client retention is about and how it will look in an acquisition. We know Caremark’s clients very well, so I can tell you that our proposal takes in account all of these things from a synergy estimate to the price we are offering, we know Caremark, its clients and its margin profile.
One of the contracts that has been mentioned is the State of New York and I would like to comment briefly about it. That is a $1 billion revenue contract, albeit somewhat at the lower end in terms of margin. We have been in litigation over a contractual dispute for two years and most likely this was the reason the State of New York chose not to renew with us in 2006. We are currently bidding for the contract. We are proud of the record of providing high levels of service and member satisfaction and will work hard to win this business. Even so, we have still provided earnings guidance for the earnings growth for 2006 in the

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
range of 23% to 27%. Once again, contract reviews and retention are part of the normal course of the PBM marketplace. Anything else that is said about specific risks associated with the Caremark Express Scripts transaction is nothing more than a diversion.
Let’s turn to slide six. At Express Scripts, we put the highest priority on client satisfaction and patient services. Every single week I personally, along with my senior management team, review a comprehensive service report and information about our clients. I am sure that those of you who are familiar with our history and our growth would find it hard to believe that we could accomplish what we have accomplished over a 15-year span without a superior service and account management organization. It just does not happen otherwise. In fact, when it comes to our performance in an extremely rigorous competitive environment, we are very proud of our record, especially when it comes to our attractiveness to clients that have been with Caremark.
Over the last three years, we’ve taken approximately twice as many clients from Caremark as they have from Express Scripts. It is a competitive business and we have plenty of experience converting former Caremark clients to satisfied Express Scripts clients. Whether it is a percentage around satisfaction, retention, our willingness to serve as a reference, or the testimonials offered on the next slide, slide seven, Express Scripts stands behind its proven track record of professionalism, service, and results. We look forward to you reviewing these client testimonials. They speak for themselves.
On slide eight looking at our historical transactions, you will notice we have been able to integrate them successfully. We have also been able to return leverage to targeted levels. For example, after we closed the Diversified acquisition in 1999, the second time we doubled the size of our company, we rapidly reduced debt to EBITDA ratio from 4 times to our targeted levels. Thus we are both familiar and comfortable with the leverage implied by our acquisition of Caremark.
In addition, we have set out our ROIC over the same period. What this demonstrates is that we have a proven track record of optimizing our cost of capital. As a stockholder, wouldn’t you want $25 billion of value being managed by a company that can optimize operations and the cost of capital? Together with Caremark, our strong free cash flow provides for rapid deleveraging. On slide nine, we show how we will return leverage back to current levels within three years. These numbers take into account capital investments in our business based on the combined company’s historical levels and maintain the flexibility to repurchase significant levels of our stock.
The status of the regulatory review that is moving forward in that competitive landscape which forms the context in which this transaction should be viewed are shown clearly on slide 10. In fact, CVS did such a good job of describing the highly competitive dynamics of our industry we have included it here. For our part, I can say without reservation that we are well advised, we are organized, and we are confident.
Slide 11 asks the question what about Caremark shareholders? Caremark has repeatedly cited benefits for customers and employees in defining, defending its acquisition by CVS at little or no premium for stockholders. We do not dispute that customers and employees are important, but so are the stockholders, the true owners of a Company. Also in the face of a clearly superior proposal from Express Scripts, Caremark’s board and senior management must act in the best interests of stockholders. We want to talk to Caremark about offering their stockholders value and we believe they are intentionally only interpreting their break the in an extremely unusual way. Their interpretation is that a $675 million break-up fee is due as a speaking fee, sort of the price of admission just to have a conversation. We understand that is unusual and we have asked the Delaware courts to invalidate that view.
Now to slide 12. The three key elements of our proposal to acquire Caremark are proven strategic rationale, proven financial performance, and proven track record. These three attributes together make our transaction superior for our stockholders, planned sponsors, and patients of both Caremark and Express Scripts. Let’s take a look at how the interest of our stockholders, planned sponsors and patience are intertwined in a little more detail on slide 13. To understand why independence is so powerful, take a look through the lenses of our plan sponsors. Driving to lower-cost requires active management. This is what PBMs are built to do, through plan design and by engaging patients, active management means more generics and lower-cost brands. It is also about where they get their drugs, for example home delivery and in network retailers. Success in driving to

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
lower-cost takes two things. First, the PBM must be willing to harness market forces among all the players in the supply chain. To do this, the PBM must be independent and willing to encourage competition among retail pharmacies.
Second, the PBM must effectively engage the consumer. We know this takes a lot of work because as you’ll see in a moment, we have done it better than anyone. Getting closer to the consumer means a lot more than looking at them over the counter in a crowded pharmacy. Today’s pharmacy landscape is characterized by a large number of retail pharmacies. There are unprecedented opportunities to build retail networks based on access rather than number of stores, but to do that the PBM needs to be willing to encourage competition among retail pharmacies. That is why independence is key. Going forward, a CVS and Caremark combination will not be able to exploit these opportunities, whereas an Express Scripts Caremark combination will be independent and in line with the interests of plan sponsors and patients.
Which drugs are used also remains extremely important in managing to lowest net cost. This potential is probably best illustrated by the success we are having in the statin class, generating savings for our plan sponsors and patients of over $100 million last year alone. This point is illustrated on slide 14. Let’s take a look at how independents and engaging patients works in practice. As 2005 came to a close, it became clear that we had a huge opportunity in the statin class. Zocor was going to go generic. Offering a significant generic alternative to the world’s number one drug, Lipitor our independent research showed that the vast majority of Lipitor use could be handled clinically with generic Zocor or simvastatin. As the columns on the left shows, our plan sponsors and members enjoyed a significant shift away from Lipitor that was more than double that seen nationally. An increase in the use of generics that was about triple that seen nationally. We believe that this shift in market share is the largest plan marketshare movement in the history of pharmacy. It is something we are very proud of because it is clear evidence of what can happen with the business model that is independent of the players in the supply chain.
Now let’s turn to the column on the right. It helps explain how we along with our plan sponsors did this. The key was actively engaging patients and getting their consent one patient at a time. In addition to 1.3 million letters mailed to members, we touched our patients at key moments. When a script arrived in the mail pharmacy, we reached out to our patients 273,000 times. When they called us and our systems identified an opportunity to tell them about the benefits of generics, we talked to them 168,000 times. The conversion rate in mail was about twice as effective as in retail, largely because we had the time to work with patients and answer their questions privately. The mail pharmacy is a really powerful and proven place for securing greater use of generics. In short, the power of the consumer can be better realized through our model, one with strong working relationships with the retail pharmacies rather than ownership by them. Through independents and alignment, which has been our long-standing and very successful business model CVS and Caremark have had a difficult time articulating their strategy, for this vertical integration. We believe this difficulty stems from the conflict of interest inherent in a vertical integration. Slide 15 illustrates the conflicts inherent in integration with retail in our industry by comparing the retail perspective with that of an independent PBM.
Drug choice. Retail is likely to be biased toward higher priced drugs because they are out to make more money in those scripts, clearly a conflict. In contrast, an independent PBM prefers generic and lower-cost brands.
Drug utilization. The retailer makes more the greater the number of fills, again a conflict. An independent PBM offers array of clinical programs to manage utilization.
Choice of distribution channel. Retail will clearly be biased toward its own stores. That is how it makes money, another conflict. An aligned PBM will base the choice of channel on what makes sense for the plan sponsor. How about discounts from retail overall? Other retailers will hesitate to offer better discounts to a competitor, but with an independent PBM, retailers will compete to be included in the network and thus offer improved discounts.
Fundamental business model. Retailers make money when patients and clients spend money. Furthermore, a vertically integrated model is unproven depending on factors such as foot traffic. In contrast, an aligned and independent makes money when patients and clients save money. This model has been validated time and time again by the marketplace. Vertical transactions do not put the customer first. That is not the business model and that is why they lose.

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
We wanted to show you a history of both vertical and horizontal transactions in our industry. Slide 16 goes into detail on the vertical transactions that have failed and squandered value. Going back to 1994, PCS was acquired by Lilly for $4.1 billion and then sold to Rite Aid four years later for $1.5 billion, a loss of $2.6 billion. Rite Aid’s luck was no better and they in turn sold to Advance Paradigm for $1 billion in 2000. This pattern of value destruction from failed vertical integration attempts has been repeated over and over. Throughout our history, we’ve taken the opposite approach, compiling a legacy of independents is at the heart of our success. In fact years ago we engaged a blue-chip consulting firm to help us explore any benefits in a retail PBM combination. We could not identify sufficient tangible benefits and in fact uncovered significant conflicts. For those of you who are not so familiar with our industry, one of the leading pharmacy retailers in the U.S. said they’ve considered a merger with a PBM several times over the past 15 years and always backed off of it. Most importantly over the past two decades, the marketplace has consistently validated our business model.
On slide 17, we have replicated the material on the previous slide and supplemented with the record of horizontal transactions involving only PBMs. The numbers speak for themselves. These transactions have created significant stockholder value, clearly putting two PBMs together delivers superior value to stockholders, plan sponsors, and patients. Where value has been destroyed, it is not because these PBMs were bad companies. Value was destroyed when their competitiveness and ability to grow in their markets were constrained by operating within the vertical confines of the acquiring company. When PCS was eventually returned to PBM ownership in the form of AdvancePCS, the company grew steadily. The same is true of DPS under our ownership. Medco is the only example we have seen of a PBM that grow in vertical ownership, but over a ten-year period the compound annual return was only 2%. Even though there was a slight return, Merck recognized the inherent conflicts of interest in a business model and spun off Medco. Since its IPO, Medco’s record as an independent PBM has dramatically improved over the 2% rate, again demonstrating the value of the independent model.
Before we turn to slide 18, I want to highlight the 36% average destruction of value across the three examples of vertical integration. History teaches that over time vertical transactions destroy value in our industry. Now let’s turn to slide 18. The 36% average value destruction applied to Caremark’s firm value works out to approximately $9 billion of lost value. That means that little or no absolute premium offered to CVS Caremark transaction actually amounts to a negative premium with stockholders losing money on the deal. Caremark’s stockholders lose over $8 per share. It is value destruction all over again.
The next slide, 19, illustrates how we have created value, real value, by making five successful horizontal acquisitions since 1998 and then integrated them into our business. We also provide on this chart claims growth during our most recent acquisition and the claims growth reflects the PBMs as configured today, in a sense same-store sales. Clearly Express Scripts is enjoyed the strongest claims growth throughout this period dispelling any accusations to the contrary. Successful acquisitions and strong organic growth are core competencies and have driven increased stockholder value. Both the management of Express Scripts and Caremark have seriously considered a value enhancing horizontal merger on numerous occasions over the last six years. Slide 20 covers this subject and as I mentioned earlier there will be an S-4 filing today with specific details. We know Caremark well. Over the years from time to time we’ve talked with Caremark about different ways in which we might combine our Companies. There are clear, compelling strengths.
In estimating synergies, we took into account the attrition and customers that occurred after our previous PBM acquisitions. We have an intimate knowledge of the PBM business and our proven experience to guide us. This would be our fourth U.S. PBM acquisition, so we know where to look for synergies. In fact, in our previous discussions with Caremark we calculated synergies with the help of two different consulting firms, each of our companies had retained. The clear strategic rationale for a Caremark Express Scripts combination is understood by both managements as a result of the deep understanding of the counterpart's business model and client mix built up over the years of doing business. We have always agreed that a combination made great strategic sense. Antitrust considerations were never a stumbling block in the past and client retention was never an issue. In fact our $500 million synergy estimate does not include obvious additional opportunities as you can see on slide 21. Imagine a world in which we have Express Scripts generic capabilities and Caremark’s mail pull through. Together generics and mail save plan sponsors and patients the most money and that makes generics and the mail the most profitable. As you can see, we are very comfortable with our synergy estimates. We will continue to have best-in-class service which translates into even higher client retention rates.

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
On the other hand, we have not seen the specific details of where the synergies in the Caremark CVS transaction would come from. Caremark and CVS have said their synergies are PBM driven. If they have identified $500 million in synergies, all PBM driven, isn’t it common sense that we will be able to generate even more synergies? Slide 22 is proof of our success. The record shows what an investment in Express Scripts has been worth over a ten-year period versus the same investment in the S&P 500 or CVS. Express Scripts stock has been a much more valuable currency than CVS stock. On slide 23, you can see that our stock currently is significantly undervalued based on historical P/E ratios. In addition, given our 2007 guidance of 20% to 24% EPS growth, we believe the P/E multiple of 16.4 times is significantly lower than the P/Es we have historically enjoyed or below our projected earnings growth rate. Furthermore, based on current P/E levels we believe there is significant upside to our stock price in the short-term as well as the long-term. As stockholders consider the value of these two proposed transactions, it is important to recognize that Caremark stockholders will have the opportunity to share in the upside potential.
As a Caremark stockholder, you own a high-growth company and in the CVS proposal you are being offered currency in a lower growth stock. There is, of course, the certainty of value provided by the cash portion of our offer. Before we take your questions, I want to briefly highlight the strengths of our transaction on slide 24. In short, horizontal transactions win. Vertical transactions lose. Putting two PBMs together, we have identified synergies that can be quickly realized and returned to stockholders. The free cash flow we will generate with Caremark will rapidly pay down debt to historical levels. We have proven that we know how to do acquisitions. We know how to integrate them and create value. Our management team has consistently delivered earnings growth and stockholder returns. We have offered a superior currency and greater certainty of value. We are excited about combining Express Scripts with Caremark to deliver superior value to stockholders, plan sponsors, and patients.
With that, I would like to open up the lines for Q&A.
Q U E S T I O N S A N D A N S W E R S
Operator
(OPERATOR INSTRUCTIONS)
Glen Santangelo - Credit Suisse — Analyst
George, just two quick questions. First based on the comments you said earlier, you said that regulatory clearance is well underway for your deal. Could you just elaborate a little bit more on that? And then I just have one follow-up.
George Paz - Express Scripts — Chairman, President, CEO
Sure. As we have stated in the past, right after the holidays we filed with the FTC, our FTC filing, and we have — our lawyers have been in contact with the FTC and we are working with them as closely as possible to move this along in as timely a manner as can be accomplished.
Glen Santangelo - Credit Suisse — Analyst
Any idea what the next data point we should look out for or any timing on that?
George Paz - Express Scripts — Chairman, President, CEO
No, we are moving this as quickly as possible and we’re staying in communication with the FTC. I really can’t add much more at this point.

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
Glen Santangelo - Credit Suisse — Analyst
George, just my one follow-up question. Another comment you made was that Caremark’s senior management must act in the best interests of their shareholders. Are you familiar — are there Revlon duties in place for this deal? It is my understanding I don’t think there are, which would imply that maybe they do not have to take financially the most attractive offer in the near term. Is that true or do I understand that right? Any help would be appreciated.
George Paz - Express Scripts — Chairman, President, CEO
Sure, I would tell you that we put a superior proposal in front of the Caremark shareholders. We believe we have offered them the certainty of value with cash. We’ve offered them in our opinion a much better currency in our stock. And the growth rate, the synergies that we believe are defined in the other transaction, we believe there has not been much built around the synergy opportunities. So we think we put a very compelling offer in front of the board and the management team of Caremark. We are hopeful that they will in fact analyze that and take the next steps.
Glen Santangelo - Credit Suisse — Analyst
Okay, thank you.
Operator
Tom Gallucci, Merrill Lynch.
Tom Gallucci - Merrill Lynch — Analyst
Just a couple if I could, George, you mentioned that you had talked to Caremark a few times over the years about a possible combination. I just wondered when was the last time that you all discussed that? And I think you mentioned maybe getting outside consultants to look at synergy numbers. When was also the last time that you had done that as well?
George Paz - Express Scripts — Chairman, President, CEO
Included in the S-4 under regulatory requirements, we will delineate that in a lot more detail, so I probably shouldn’t get into that until the S-4 is actually filed. I will tell you that we have talked to them on numerous occasions over the past and we did hire two separate firms. One did the calculations the first time and the second one validated as this would seem to be a very important transaction, so we have been at this and we used that as one of the points on which we triangulated in order to get to our current synergy estimates.
Tom Gallucci - Merrill Lynch — Analyst
Okay. Can you give us a sense to the last time that was or do we need to wait for the S-4?
George Paz - Express Scripts — Chairman, President, CEO
I think you need to wait till the S-4 is filed.

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
Tom Gallucci - Merrill Lynch — Analyst
Okay. Something else you mentioned during your presentation was your Zocor/Lipitor strategy. And I think that if I’m not mistaken Lipitor is on the formulary, the preferred formulary for Caremark, so can you give us a to little idea if you’re ultimately successful here how you would move on that specific situation over time?
George Paz - Express Scripts — Chairman, President, CEO
You know, our job is to really put together a formulary that is in the best interests of our client. Keep in mind we have many clients or several clients — I shouldn’t say many — several clients who in fact have Lipitor on second-tier. The way we compete is that we had to put together a cost proposal which includes rebates per script, so when we look at the Caremark book of business, we believe we can go in and highlight the savings. You know, the momentum in this space has grown tremendously. Those clients that did not want to move Lipitor to third-tier are those clients who were, did not want to put step therapy in front of Lipitor, have seen the values gained by those clients that have. As part of our business we meet with our clients either quarterly, semi-annually, or annually, depending on the needs and desires of the client. We actually show them their drug trends and then we benchmark that against our book of business and other companies in our industry. So clearly a HR director or CFO that is looking at a higher drug trend relative to its competitors want to know why. We don’t obviously show other people specific data, but we put it all together. So we believe that going forward we can actually illustrate the value savings in our formulary recommendations and we do not believe that this will be an issue for us. As a matter of fact, I think it will be a huge positive and synergy to be gained in the transaction as we position ourselves properly.
Operator
Steven Halper, Thomas Weisel Partners.
Steve Halper - Thomas Weisel Partners — Analyst
So just to clarify, you have this exchange offer out there. Mechanically what happens if you do not get the regulatory approval on those shares that are conceivably exchanged? Just try to explain the mechanics to me.
George Paz - Express Scripts — Chairman, President, CEO
Yes, later on today you’ll see we are making an exchange offer and it will be filed with the SEC today. That has several requirements built into it, so the exchange offers will be outstanding, but it is actually, it is conditioned to take down the shares once the FTC approval is approved and shareholder votes are gained.
Steve Halper - Thomas Weisel Partners — Analyst
Got it, thank you.
Operator
Kemp Dolliver, Cowen and Company.

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
Kemp Dolliver - Cowen and Co. — Analyst
George, your comments regarding the differences in the business models and the potential drawback of the vertical or horizontal integration depending on how you want to look at the competing offer, are important but yet in a marketplace there have been some clients who have embraced that model and maybe even more so at the margin than they would have a couple of years ago. Could you address in the marketplace, what progress you’ve seen these companies, these models make and essentially take your argument on its head a little bit?
George Paz - Express Scripts — Chairman, President, CEO
Well, I think if I understand your question right you’re asking have clients embraced the vertical model? Sure, some of them have. I think Chrysler went to CVS’s PBM this past year, so some clients will take it. Some clients look at price. I think, though, that overall overwhelmingly for the long-term what one has to do is look at the actual business model and determine whether value creation is actually occurring. At the end of the day, the test of time will be on the sustainability of the growth rate. We believe the model we’ve put together speaks directly to that. We laid out for you on a slide those channel conflicts that we see. We have heard them. We have seen them. I just think that when you choose somebody to partner with solely in promoting an offering, you really limit your ability to choose others. And I don’t know how you get around that. Unless CVS always has the best service, always has the right locations, and always has the right price, I think it puts Caremark at a strategic disadvantage over the long-term.
Kemp Dolliver - Cowen and Co. — Analyst
Thank you. Just one follow up question to confirm, would the 30-day waiting period under your filing expire on Friday, February 2 or does that roll to the fifth?
George Paz - Express Scripts — Chairman, President, CEO
Yes, that is right about that time.
Kemp Dolliver - Cowen and Co. — Analyst
Thank you very much.
Operator
Matt Perry, Wachovia Securities.
Matt Perry - Wachovia Securities — Analyst
You talked a little bit about customer attrition assumptions you have made in your synergy calculation and that it was based on prior transactions you’ve done. Can you give us maybe a little more color on those prior transactions? Was the attrition rate something like a 5% or I guess can you just ballpark that for us?
George Paz - Express Scripts — Chairman, President, CEO
I would actually prefer not to do that. One of the slides — it was stated that we had lost a lot of our business in the prior acquisitions and that was the reason behind the charts, which showed that we actually grew through each of those acquisitions. We put those

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Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
on a same-store basis, so we include them as if those acquisitions were in each of the base periods. You can see we actually grew the claims counts over those periods of time. I think that anytime you do an acquisition there is going to be some issues. Our job is to work through those issues.
Matt Perry - Wachovia Securities — Analyst
And then could you comment a little bit — Caremark is the largest customer I think federal employees with something like 16% of their revenues last year. It is my understanding that contract may come up for bid similar to the time where you might be able to close the Caremark deal. Do you think it puts that business at risk and I guess any color you can give us around that.
George Paz - Express Scripts — Chairman, President, CEO
You know, I really cannot speak to that client contract in particular. I do believe that that is out for bids. Express Scripts decided not to bid that contract, so I am not really aware of where it stands and the circumstance around it, but again keep in mind and I think Mac and I think David Snow and others in our industry will tell you that typically the larger the contracts, the less the margins. It is just typically the whole idea of a PBM; it is the power of negotiation. So we look forward to the opportunity to get in there and work with FEP and show them the highest levels of services and help them drive down their drug cost.
Matt Perry - Wachovia Securities — Analyst
Okay. Thanks a lot.
Operator
Andy Speller, AG Edwards.
Andy Speller - A.G. Edwards — Analyst
Just want to follow up on Steve’s question regarding the mechanics here. Did you say that shareholder votes were necessary under your exchange offer in terms of the mechanics?
George Paz - Express Scripts — Chairman, President, CEO
I’m sorry, would you say that again? I didn’t catch that.
Andy Speller - A.G. Edwards — Analyst
I think in the answer to Steve Halper’s question you said that one of the regulatory requirement built-ins were FTC approval and a shareholder vote. Is that the current shareholder vote that is up with CVS/Caremark or do you need another Caremark shareholder vote to approve your transaction?
George Paz - Express Scripts — Chairman, President, CEO
No, it is our shareholders have to approve our issuance of our shares. So it is the FTC approval and then our shareholders have to approve the issuance of our shares. Sorry if I was —

FINAL TRANSCRIPT

Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
Andy Speller - A.G. Edwards — Analyst
Thank you for that clarification. Secondly, with regard to just the different business models in which both you and Caremark operate under, I think it has been their contention that a large swath of the Caremark book of business might be unhappy if it’s switched to the way Express Scripts did business. Can you talk about how you might operate under a combined entity? Would you keep the current operations or would you look to streamline them to the way Express Scripts does it or the way Caremark does it? Just a comment there.
George Paz - Express Scripts — Chairman, President, CEO
We will always look at best in service practices. I believe at the end of the day what sets a PBM apart is its ability to manage drug trends. As in any business, relationships are vitally important. We have been through this many times. Caremark has been through this in their acquisition of AdvancePCS and that is on the heels of the acquisition of Advance’s acquisition of PCS. As you look at them, those models were all different. David Halbert’s model was different than Mac’s model when they brought those two companies together, which is different than the PCS models. Yet through it all, it grew. They grew significant shareholder value. I think that we have a history of putting companies together and growing value and we are very confident in our course of action here. Maybe I’ll take one more question.
Operator
Larry Marsh, Lehman Brothers.
Larry Marsh - Lehman Brothers — Analyst
Maybe a vehicle for this tit for tat but just a little bit of clarification, George. First of all, the $500 million in synergies or the cost savings that you are discussing, I guess you are alluding to the fact that some of this is being driven by a third party consultant that you previously engaged with prior discussions with Caremark. I know you’re not saying exactly when that was, but how current do we think of that?
George Paz - Express Scripts — Chairman, President, CEO
Well, Larry, let’s just be clear. We have not had the opportunity to do due diligence and we would, we do not quite understand why we are not being given that opportunity, but that is what it is right now. So what we have done is we have come at this from several different approaches, taking into consideration our history with Caremark, what we know in the marketplace, and analyzing their financials. We then used a lot of our product — we then used our prior conversations and our synergy calculations with them in the past to help validate where we are at and help us hone our numbers. Again, what we are really excited about is the chance to go in and work with the Caremark management team. We believe Caremark has a very good, strong management team and we look forward to them joining our management team, and producing an even stronger company for our shareholders, clients, and patients.
Larry Marsh - Lehman Brothers — Analyst
Then just another quick follow-up. I guess one of the criticisms was integration of acquisitions. You alluded to some challenges with some of your specialty divisions. Is that a fair criticism and if so, why not?

FINAL TRANSCRIPT

Jan. 16. 2007 / 10:00AM, ESRX - Express Scripts, Inc. Exchange Offer and Proposal to Acquire Caremark
George Paz - Express Scripts — Chairman, President, CEO
I don’t think — I think like any of our other acquisitions we have done, when we take over the company we put in best practices and our acquisition of CuraScript was a huge homerun for us. When we acquired Priority, we did a lot of cleanup there. We had anticipated several drugs coming to market that in fact had not yet come to market and, but we are well on our pace. I think if you look at the future of this space, having the right specialty offering that can not only dispense drugs but more importantly control trend and help patients manage through these very difficult disease states is critically important. And I think we are very well-positioned with our priority acquisition and our CuraScript acquisitions to position us well. In fact we have won some very significant large PBM accounts because of our scale and size in the specialty space.
Larry Marsh - Lehman Brothers — Analyst
Then just finally there was some I guess illusion to one or two large corporate accounts that I guess were lost by Caremark based on some of this conversation. Do you have any knowledge of those specific situations or were you not privy to the exact specifics that they discussed?
George Paz - Express Scripts — Chairman, President, CEO
You know, without getting into any detail, obviously us, Medco and Caremark, I’m sure all of our sales organizations track client wins and losses. We have all that data and we used it in our calculation of determining our synergies, so we feel we are very well-positioned for this acquisition.
I really appreciate everyone’s time this morning. We will be filing our documents with the SEC here shortly and if you have any follow-up questions, please feel free to call David Myers in our Investor Relations area and we will be accessible. Thank you very much and have a great day.
Operator
Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.

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